UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 19, 2008

EWORLD INTERACTIVE, INC.
(Exact Name of Registrant as Specified in its Charter)

Florida	333-130707	65-0855736
(State of Organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

1088 South Pudong Road, Suite 1202, Shanghai, China 200120
(Address of Principal Executive Offices)

(021) 6888 0708
Registrants Telephone Number

______________________________.
(Former Name or Address of Registrant)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 2 – Financial Information

Item 2.01 – Completion of Acquisition or Disposition of Assets.

Sale of Mojo Media Works, Limited ("Mojo")

Effective August 8, 2008 Eworld Interactive, Inc.(Eworld) has sold 100% of the issued and outstanding equity of Mojo Media Works, Limited ("MOJO"),a British Virgin Islands company to Blue Atelier, Inc., a Nevada Company. The agreement was made to be effective on August 8, 2008 but did not receive all the required signatures for approval by the parties until August 19, 2008.

The consideration paid for MOJO was pursuant the following contract clauses contained in the Definitive Stock Purchase Agreement between Blue Atelier, Inc. and Eworld and attached to this Form 8K as exhibit 10.1:

1.3 Consideration. 4,030,000 common shares of EWIN directly or indirectly held by MOJO MANAGEMENT shall be surrendered to EWIN in no consideration.

1.4 Additional Compensation: It is hereby agreed that Sellers shall receive an additional cash amount of $411,967 payable on an "earn out" basis, to be paid from profits generated by MOJO superior to any pay out of Shareholder Dividends and Management Bonuses.

"MOJO MANAGEMENT" shall mean David Simon Tumaroff, Openshaw Joseph Garrett, Dong Fu Zheng (xxx), who are the management team of MOJO and totally hold (directly or indirectly) 4,030,000 common shares of EWIN.

The value of the consideration received by Eworld bears no relation to the book value or ascertainable tangible or intangible assets of Mojo. Mojo currently has limited operations and is not currently generating significant revenues through its operations.

Effective May 21st ,2007 Eworld Interactive, Inc.(Eworld) acquired 100% of the issued and outstanding equity of Mojo Media Works, Limited (Mojo),a British Virgin Islands company for seven million, (7,000,000) common shares.

Mojo Media Works Limited had also received an advance of $450,000 which became non-interest bearing and repayable upon demand when we completed the acquisition on May 21, 2007.

Upon issuance of the seven million common shares for the purchase of Mojo in 2007, Mr. Guy Peckham returned for cancellation seven million common shares held by him personally.

Based on the current market price for Eworld's common stock as quoted on the OTC.BB by the symbol EWIN the valuation of the four million, and thirty thousand (4,030,000) shares of the Company's common stock would be approximately $40,300.

Mr. Frank O'Donnell has recently resigned a director of Eworld and had received 1,400,000 common shares in the original purchase of MOJO. Mr. O'Donnell is an officer of Blue Atelier, Inc. and has executed the agreement on behalf of Blue Atelier, Inc.

No other material relationships currently exist between Eworld and Blue Atelier, Inc. or any of their respective officers, directors or other affiliates.

The 7,000,000 shares issued in the original purchase of Mojo in 2007 were as follows:

*David S. Tumaroff	- Mojo BVI CEO	1,790,000
KinPak Mak	- Mojo Shanghai CEO	1,120,000
*Joseph G. Openshaw	- Mojo Philipines President	1,120,000
FuZheng Dong	- Mojo Shanghai President	1,120,000
Frank A. O'Donnell	- Mojo Management	1,400,000
*Robert I. Silberberg	- Mojo Management	225,000
Leonard V. Koch	- Mojo Management	225,000
	Total Shares	7,000,000

* Indirect through entities controlled by the identified individual

The 4,030,000 shares being returned to Eworld for the sale of Mojo has come from the following:

*David S. Tumaroff	- Mojo BVI CEO	1,790,000
*Joseph G. Openshaw	- Mojo Philipines President	1,120,000
FuZheng Dong	- Mojo Shanghai President	1,120,000
	Total Shares	4,030,000

* Indirect through entities controlled by the identified individual

Mojo Media Works Limited

Mojo Media Works Limited ("Mojo") is a limited liability company incorporated under the International Business Act of the British Islands ("BVI") on June 1, 2006.
The principal business of Mojo and its subsidiary companies (collectively referred to as the "Group") is to establish a new business in the production and distribution of television programs in the Peoples Republic of China (PRC). The Group has commenced such new business in 2007.

The Group is comprised of the Mojo Media Works Limited, Mojo Media Works (Hong Kong) Limited ("Mojo Hong Kong"), a wholly owned subsidiary company of Mojo Hong Kong that is incorporated under the laws of the Peoples' Republic of China ("PRC"), Mojo Media Work Consulting Services (Shanghai) Limited, and a company that is a variable interest entity.

Variable Interest Entity

PRC regulations currently limit foreign ownership of companies that participate in the production and distribution of TV programs in the PRC. To comply with these regulations, the Group's business in the production and distribution of television programs in the PRC are conducted through Shanghai Ruth Cultural Broadcasting Company Limited (also known as "Shanghai Ruth"), a company whose equity interests are held by individuals who are Chinese nationals.

Shanghai Ruth is treated as a variable interest entity and its results are consolidated into those of the Mojo Media Works Limited. Shanghai Ruth is a PRC company incorporated in April 2005. By virtue of various contractual arrangements, the Company has total control over the operation and interest of Shanghai Ruth and is at risk for the losses of Shanghai Ruth, if any, or to benefit all returns of Shanghai Ruth, if any.

MOJO Mediaworks is operated by it's four Founding Partners, acting as company Managers. Companies are headquartered in the US, China and the Philippines.

Section 9 – Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits

Exhibits

Eworld Interactive, Inc. includes herewith the following exhibits:

10.1 Agreement – Definitive Stock Purchase Agreement – Between Eworld Interactive, Inc. and Blue Atelier, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Eworld Interactive, Inc.

Date: Aug 25, 2008

By: \s\ Guy Peckham, President

Name: **Guy Peckham**

Title: President and CEO